                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of July 2004

                         Commission File Number 1-31994

              SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
                 (Translation of Registrant's Name Into English)

                               18 Zhangjiang Road
                        Pudong New Area, Shanghai 201203
                           People's Republic of China
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

     Form 20-F [X] Form 40-F

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

     Yes [ ] No [X]

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

     Yes [ ] No [X]

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934):

     Yes [ ] No [X]

     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-       )
                                                 -------

Semiconductor Manufacturing International Corporation (the "Registrant") is furnishing under the cover of Form 6-K:

Exhibit 99.1: Press release dated July 8, 2004 relating to the availability of a Mentor Graphics Technology Design Kit and Design Flow for the Registrant's 0.18-micron Mixed-Signal Process.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                Semiconductor Manufacturing
                                International Corporation


                                By: /s/ Richard R. Chang
                                    --------------------------------------------
                                    Name: Richard R. Chang
                                    Title: Chairman of the Board, President and
                                           Chief Executive Officer

Date: July 12, 2004

                                  EXHIBIT INDEX

   Exhibit      Description
-------------   -----------
Exhibit 99.1:   Press release dated July 8, 2004 relating to the availability of a Mentor Graphics Technology Design Kit and Design Flow for the
                Registrant's 0.18-micron Mixed-Signal Process.

FOR IMMEDIATE RELEASE                                             July 8th, 2004

Mentor Graphics Offers Technology Design Kit and Design Flow for SMIC 0.18-micron Mixed-Signal Process

Shanghai, China, July 8th, 2004 - Mentor Graphics Corporation (Nasdaq: MENT) and Semiconductor Manufacturing International Corporation, (SMIC; NYSE: SMI, HKEx:
0981) today announced the availability of a Technology Design Kit (TDK) for SMIC's 0.18Um mixed-signal process technology. The open-source design kit, built for use with the Mentor Graphics(R) Analog/Mixed-Signal (AMS) IC Design Flow, enables IC design companies to rapidly set up all aspects of their design environment - including schematic entry, simulation, layout, verification and parasitic extraction - using the SMIC 0.18Um process technology.

     "Setting up a mixed-signal design environment is often time- and labor-intensive," said Jue-Hsien Chern, vice president and general manager, Deep Submicron (DSM) division, Mentor Graphics. "Mentor is committed to offering customers TDKs to simplify and accelerate this process, so we are pleased to be working with SMIC to support its mainstream 0.18Um process technology."

     "Our 0.18Um process, together with Mentor's best-in-class mixed-signal IC design flow, can meet the most stringent design and manufacturing requirements of our customers," said Paul Ouyang, Fellow of Design Services Division, SMIC. "With this design kit, our customers can enjoy improved predictability and productivity of their designs with a rapid and confident path to silicon success."

Customer-Proven Kit

     SMIC's customers who have benefited from this design kit include Pixelworks, a leading provider of system-on-chip ICs for the advanced display market. "The Mentor/SMIC TDK helped us realize critical time savings, enabling us to meet our goals for getting to market rapidly," said Mike West, vice president and Fellow at Pixelworks. "We were able to ramp up a new design start in a fraction of the time using this TDK. In addition, foundry-qualified parameterized device generators in the TDK, along with IC Station's LDL (Logic-Driven Layout) Cockpit, facilitated easy and relatively painless migration of our designs from an earlier process technology to the new SMIC 0.18Um process."

     The new design kit includes the SMIC-supported EldoTM analog simulation models and Calibre(R) DRC, LVS and extraction technology files. They also include schematic symbols for the Design Architect(R)-IC tool, programmable device generators for schematic-driven layout with IC Station(R), process definition files, and all other configuration files necessary for the effective utilization of the Mentor Graphics complete AMS IC design flow.

Availability

     The TDK has been validated and is now available for use with the Mentor Graphics AMS IC Design Flow. To access this release, visit the Mentor Web site or contact SMIC at Design_Services@smics.com.

Mentor Graphics Integrated AMS SoC Design Tools

     Mentor Graphics delivers superior technology for AMS SoC design, from capture and simulation through physical implementation, verification and analysis. The tool suite includes the Design Architect-IC schematic entry product with a powerful AMS SoC design cockpit, and the IC Station custom layout product with its integrated ICassemble solution for automated routing and chip assembly. The ADVance MSTM tool is a single-kernel, language-independent simulation environment for digital, analog, mixed-signal and RF circuits. The Calibre and Calibre xRCTM tools deliver the industry's highest capacity, performance and accuracy for physical verification and parasitic extraction. This fully integrated set of tools is available immediately for Linux, HP and Sun platforms.

About SMIC

SMIC (NYSE: SMI, SEHK: 0981.HK) is one of the leading semiconductor foundries in the world that provides integrated circuit (IC) manufacturing at 0.35-micron to 0.13-micron technologies. Established in April 2000, SMIC, a Cayman Islands company, operates three 8-inch wafer fabrication facilities in the Zhangjiang High-Tech Park in Shanghai, and an 8-inch wafer fabrication facility in Tianjin, China. In addition, SMIC is currently constructing 12-inch wafer fabrication facilities in Beijing, China. SMIC's Fab 1 was named one of two "Top Fabs of the Year 2003" by Semiconductor International, a leading industry publication in May 2003. In addition to IC manufacturing, SMIC provides customers with a full range of services, including design services, mask manufacturing and wafer probe testing. For more information, please visit www.smics.com.

About Mentor Graphics

Mentor Graphics Corporation (Nasdaq: MENT) is a world leader in electronic hardware and software design solutions, providing products, consulting services and award-winning support for the world's most successful electronics and semiconductor companies. Established in 1981, the company reported revenues over the last 12 months of about $600 million and employs approximately 3,700 people worldwide. Corporate headquarters are located at 8005 S.W. Boeckman Road, Wilsonville, Oregon 97070-7777; Silicon Valley headquarters are located at 1001 Ridder Park Drive, San Jose, California 95131-2314. World Wide Web site: www.mentor.com.

Eldo and ADVance MS, are trademarks, and Mentor Graphics, Calibre, IC Station and Design Architect are registered trademarks of Mentor Graphics Corporation. All other company or product names are the registered trademarks or trademarks of their respective owners.

                                       ###

SMIC Contact:

Sarina Huang
Public Relations
Tel: 86 21 5080 2000 EXT 10356
Fax: 86 21 5080 2868
Email: Sarina_Huang@smics.com